PRELIMINARY TERMS SUPPLEMENT NO. 58 dated December 22, 2010 (Subject to Completion)
To Product Supplement No. 6 dated February 23, 2010 and
Prospectus Supplement and Prospectus dated February 4, 2010
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 433 Registration Statement No. 333-164694

Units
Bear Accelerated Return Notes®
Linked to the S&P 500® Index
Due July , 2011
$10 principal amount per unit

Eksportfinans ASA

Expected Pricing Date*	January , 2011
Settlement Date*	January , 2011
Maturity Date*	July , 2011
CUSIP No.	

Bear Accelerated Return Notes®

- A maturity of approximately six months
- 5-to-1 upside exposure to decreases in the level of the S&P 500® Index (the **Index**), subject to a cap of 6.00% to 10.00%
- 1-to-1 downside exposure to increases in the level of the Index, with no downside limit
- Payment on the Bear Notes is subject to the credit risk of Eksportfinans
- No periodic interest payments
- No listing on any securities exchange

Market Downside Protection
Enhanced Income
Market Access
Enhanced Return

Enhanced Return

EKSPORT FINANS
NORWAY

The Bear Notes will have the terms specified in this terms supplement as supplemented by the accompanying product supplement no. 6 and the prospectus supplement and prospectus (together, the Note Prospectus). Investing in the Bear Notes involves a number of risks. There are important differences between the Bear Notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this preliminary terms supplement, beginning on page PS-3 of product supplement no. 6, and beginning on page S-4 of the prospectus supplement. The Bear Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, MLPF&S is acting in its capacity as a principal.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public Offering Price:(1)	$10.00	$
Underwriting Discount:(1)	$ 0.10	$
Proceeds to Eksportfinans ASA Before Expenses:	$ 9.90	$

(1) The public offering price and underwriting discount for any purchase of 500,000 units for more in a single transaction by an individual will be $9.975 and $0.075 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.90 per unit and $0.00 per unit, respectively. For additional information, see “Supplemental Plan of Distribution” in product supplement no. 6.

* Depending on the date the Bear Notes are priced for initial sale to the public (the pricing date), which may be in January or February 2011, the settlement date may occur in January or February 2011, and the maturity date may occur in July 2011 or August 2011. Any reference in this terms supplement to the month in which the pricing date, settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

January   , 2011

Summary

The Bear Accelerated Return Notes® Linked to the S&P 500® Index due July   , 2011 (the Bear Notes) are senior unsecured debt securities of Eksportfinans ASA (Eksportfinans). The Bear Notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (FDIC) or secured by collateral. The Bear Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Bear Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans. The Bear Notes are designed for investors (i) who seek a leveraged return, subject to a cap, if the level of the S&P 500® Index (the Index) decreases moderately from the Starting Value of the Index, as determined on the Pricing Date, to the Ending Value of the Index, as determined during the Calculation Period or (ii) who want to invest in a security of this kind for risk diversification purposes. The Bear Notes should not be viewed as a hedging instrument for an investor’s long equity positions because the Bear Notes are a capped investment and will not track the market movements of your investments. Investors must be willing to forgo interest payments on the Bear Notes and to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Bear Notes. Investors generally should recognize short-term capital gain or loss upon the sale, exchange or redemption, or at maturity, of the Bear Notes, and any such gain or loss is subject to certain tax implications, set forth under “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations.”

Capitalized terms used but not defined in this terms supplement have the meanings set forth in product supplement no. 6. References in this terms supplement to “Eksportfinans”, “we”, “us” and “our” are to Eksportfinans ASA, and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Terms of the Bear Notes

Issuer:	Eksportfinans ASA
Original Offering Price:	$10 per unit
Term:	Approximately 6 months
Market Measure:	S&P 500® Index (Index Symbol SPX)
Starting Value:	The closing level of the Index on the Pricing Date. The Starting Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Bear Notes.
Ending Value:

The average of the closing levels of the Index on the five Calculation Days occurring during the Calculation Period. If it is determined that a scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled Calculation Day, the Ending Value will be determined as more fully described on page PS-12 of product supplement no. 6.

Threshold Value:	100% of the Starting Value. Accordingly, you will lose all or a portion of your investment if the Ending Value is greater than the Starting Value.
Capped Value:

$10.60 to $11.00 per unit of the Bear Notes, which represents a return of 6.00% to 10.00% over the $10 Original Offering Price. The actual Capped Value of the Bear Notes will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Bear Notes.

Calculation Period:

Five scheduled Calculation Days shortly before the maturity date, determined as of the Pricing Date and set forth in the final terms supplement that will be made available in connection with sales of the Bear Notes.

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S).

Determining the Redemption Amount for the Bear Notes

Bear Accelerated Return Notes®	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Bear Notes, assuming a Capped Value of $10.80 (an 8.00% return), the midpoint of the Capped Value range of $10.60 to $11.00. The green line reflects the hypothetical returns on the Bear Notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Threshold Value, Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of hypothetical payment at maturity calculations (rounded to two decimal places), based upon the Participation Rate of 500% and assuming a hypothetical Starting Value and a hypothetical Threshold Value of 1,242.87, the closing level of the Index on December 16, 2010, and a hypothetical Capped Value of $10.80, the midpoint of the range of $10.60 and $11.00.

Example 1—The hypothetical Ending Value is equal to 80% of the hypothetical Starting Value:

Hypothetical Starting Value:	1,242.87
Hypothetical Ending Value:	994.30

Hypothetical Payment at maturity (per unit) = $10.80     (Payment at maturity (per unit) cannot be greater than the Capped Value)

Example 2—The hypothetical Ending Value is equal to 99% of the hypothetical Starting Value:

Hypothetical Starting Value:	1,242.87
Hypothetical Ending Value:	1,230.44

Hypothetical Payment at maturity (per unit) = $10.50

Example 3—The hypothetical Ending Value is equal to 130% of the hypothetical Starting Value and hypothetical Threshold Value:

Hypothetical Starting Value:	1,242.87
Hypothetical Ending Value:	1,615.73
Hypothetical Threshold Value:	1,242.87

Hypothetical Payment at maturity (per unit) = $7.00

Bear Accelerated Return Notes®	TS-3

The following table illustrates, for a hypothetical Starting Value and a hypothetical Threshold Value of 1,242.87 (the closing level of the Index on December 16, 2010) and a range of hypothetical Ending Values of the Index:

  the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

  the hypothetical Redemption Amount per unit (rounded to two decimal places); and

  the hypothetical total rate of return to holders of the Bear Notes.

The table below assumes a Capped Value of $10.80, the midpoint of the Capped Value range of $10.60 and $11.00.

Hypothetical Ending Value(1)		Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Hypothetical Redemption Amount per unit		Hypothetical total rate of return on the Bear Notes

870.01		-30.00%	$10.80		8.00%
994.30		-20.00%	$10.80		8.00%
1,118.58		-10.00%	$10.80		8.00%
1,143.44		-8.00%	$10.80		8.00%
1,218.01		-2.00%	$10.80	(2)	8.00%
1,224.23		-1.50%	$10.75		7.50%
1,230.44		-1.00%	$10.50		5.00%
1,236.66		-0.50%	$10.25		2.50%
1,242.87	(3)	0.00%	$10.00		0.00%
1,305.01		5.00%	$9.50		-5.00%
1,367.16		10.00%	$9.00		-10.00%
1,491.44		20.00%	$8.00		-20.00%
1,615.73		30.00%	$7.00		-30.00%
1,740.02		40.00%	$6.00		-40.00%
1,864.31		50.00%	$5.00		-50.00%
1,988.59		60.00%	$4.00		-60.00%
2,112.88		70.00%	$3.00		-70.00%

(1)	The Index is a price return index. Accordingly, the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.

(2)	The hypothetical Redemption Amount per unit of the Bear Notes cannot exceed the assumed Capped Value of $10.80 (the midpoint of the range of $10.60 and $11.00). The actual Capped Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Bear Notes.

(3)	This is the hypothetical Starting Value and hypothetical Threshold Value, the closing level of the Index on December 16, 2010. The actual Starting Value and actual Threshold Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Bear Notes.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value and Threshold Value, Ending Value, Capped Value and the term of your investment.

Bear Accelerated Return Notes®	TS-4

Risk Factors

There are important differences between the Bear Notes and a conventional debt security. An investment in the Bear Notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the Bear Notes in the “Risk Factors” section beginning on page PS-3 of product supplement no. 6 and the “Risk Factors – Risks relating to index linked notes or notes linked to certain assets” section beginning on page S-6 of the prospectus supplement identified below under “Additional Terms of the Bear Notes,” as well as the explanation of certain risks related to Eksportfinans contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on March 26, 2010 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Bear Notes.

  Your investment may result in a loss, which could be substantial.

  Your yield on the Bear Notes, which could be negative, may be lower than the yield on other debt securities of comparable maturity.

  Your return, if any, is limited and may not reflect the return on a direct investment in the components included in the Index.

  You must rely on your own evaluation of the merits of an investment linked to the Index.

  In seeking to provide investors with what we believe to be commercially reasonable terms for the Bear Notes while providing MLPF&S or any other selling agent with compensation for its services, we have considered the costs of developing, hedging and distributing the Bear Notes. If a trading market develops for the Bear Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Bear Notes on a date prior to the stated maturity date. MLPF&S is not obligated to make a market for, or to repurchase, the Notes.

  The sponsor of the Index may adjust the Index in a way that affects its level, and the sponsor of the Index has no obligation to consider your interests.

  You will not have the right to receive cash dividends or exercise ownership rights with respect to the component stocks included in the Index.

  Many factors affect the trading value of the Bear Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

  Purchases and sales by MLPF&S and its affiliates may affect your return on the Bear Notes.

  MLPF&S or its affiliates may do business with underlying companies.

  Hedging transactions may affect the return of the Bear Notes.

  Tax consequences are uncertain (see “Certain U.S. Federal Income Taxation Considerations” below and “Taxation in the United States” beginning on page PS-21 of product supplement no. 6).

In addition to the risk factors, it is important to bear in mind that the Bear Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Bear Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Bear Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

Bear Accelerated Return Notes®	TS-5

Investor Considerations

You may wish to consider an investment in the Bear Notes if:

  You anticipate that the Index will decrease moderately from the Starting Value to the Ending Value or seek risk diversification.

  You accept that your investment may result in a loss, which could be significant, if the level of the Index increases from the Starting Value to the Ending Value.

  You accept that the return on the Bear Notes will not exceed the return represented by the Capped Value.

  You are willing to forgo interest payments on the Bear Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

  You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

  You accept that a trading market is not expected to develop for the Bear Notes. You understand that secondary market prices for the Bear Notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

  You are willing to make an investment, the payments on which depend in part on our creditworthiness, as the issuer of the Bear Notes.

The Bear Notes may not be appropriate investments for you if:

  You anticipate that the Index will increase from the Starting Value to the Ending Value or that the Index will not depreciate sufficiently over the term of the Bear Notes to provide you with your desired return.

  You are seeking principal protection or preservation of capital.

  You seek a return on your investment that will not be capped at a percentage that will be between 6.00% and 10.00% over the Original Offering Price.

  You seek interest payments or other current income on your investment.

  You want to receive dividends or other distributions paid on the stocks included in the Index.

  You want assurances that there will be a liquid market if and when you want to sell the Bear Notes prior to maturity.

  You are not willing or are unable to assume the credit risk associated with us, as the issuer of the Bear Notes.

Other Provisions

We may deliver the Bear Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Bear Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Bear Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. In the original offering, the Bear Notes will be sold in minimum investment amounts of 100 units.

MLPF&S is acting as principal and an underwriter and/or selling agent for this offering and will receive underwriting compensation from Eksportfinans. MLPF&S may offer the Bear Notes to dealers and/or selling agents, including affiliates that are dealers, at that price less a concession not in excess of the underwriting discount set forth on the cover of this terms supplement. MLPF&S will not receive an underwriting discount for Notes sold to certain fee-based trusts and fee based-discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. If you place an order to purchase the Bear Notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Bear Notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Bear Notes that was made available to investors in connection with the initial offering of the Bear Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. MLPF&S may act as principal or agent, as the case may be, in these transactions, and any such sales will be made at prices related to prevailing market prices.

Bear Accelerated Return Notes®	TS-6

The Index

All disclosures contained in this terms supplement regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Standard & Poor’s Financial Services LLC (Standard & Poor’s or S&P). S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of S&P discontinuing publication of the Index are discussed in the section of product supplement no. 6 beginning on page PS-16 entitled "Description of the Notes – Discontinuance of the Market Measure." None of Eksportfinans, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Eksportfinans ASA is an authorized sublicensee. The Bear Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Bear Notes.

General

The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of November 30, 2010, 404 companies included in the Index traded on the New York Stock Exchange and 96 companies included in the Index traded on The NASDAQ Stock Market. On November 30, 2010, the average market capitalization of the companies included in the Index was $21.44 billion. As of that date, the largest component of the Index had a market capitalization of $354.19 billion, and the smallest component of the Index had a market capitalization of $1.06 billion.

Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of November 30, 2010 indicated in parentheses: Consumer Discretionary (10.83%); Consumer Staples (11.00%); Energy (11.73%); Financials (15.31%); Health Care (11.14%); Industrials (10.88%); Information Technology (18.98%); Materials (3.63%); Telecommunication Services (3.08%); and Utilities (3.42%). Standard & Poor’s from time to time, in its sole discretion, may add companies to, or delete companies from, the Index to achieve the objectives stated above.

S&P calculates the Index by reference to the prices of the constituent stocks of the Index without taking account of the value of dividends paid on those stocks. As a result, the return on the Bear Notes will not reflect the return you would realize if you actually owned the Index constituent stocks and received dividends paid on those stocks.

Computation of the Index

While S&P currently employs the following methodology to calculate the Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Index.

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

  holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

  holdings by government entities, including all levels of government in the U.S. or foreign countries; and

  holdings by current or former officers and directors of a company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares”, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

Bear Accelerated Return Notes®	TS-7

For each stock, an investable weight factor (IWF) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above, where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Index is calculated using a base-weighted aggregate methodology. The level of the Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the Index is computed by dividing the total market value of the component stocks by the “index divisor”. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Index, it serves as a link to the original base period level of the Index. The index divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spin-offs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Index, and do not require index divisor adjustments.

To prevent the level of the Index from changing due to corporate actions, corporate actions which affect the total market value of the Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Index remains constant and does not reflect the corporate actions of individual companies in the Index. Index divisor adjustments are made after the close of trading and after the calculation of the Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market stock offerings, or other recapitalizations) are made weekly and are announced on Wednesday for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company's acquisition of another company in the Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, when IWFs are reviewed.

Bear Accelerated Return Notes®	TS-8

The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through November 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Bear Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Bear Notes. On December 16, 2010, the closing level of the Index was 1,242.87.

Before investing in the Bear Notes, you should consult publicly available sources for the level and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. Standard & Poor’s shall have no liability for any errors, omissions, or interruptions in the Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculating agent, the holders of the Bear Notes or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this terms supplement or for any other use. Standard & Poor’s makes no express or implied warranties and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into a non-exclusive license agreement for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Bear Notes. Eksportfinans is an authorized sublicense of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this terms supplement:

“The Bear Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Bear Notes or any member of the public regarding the advisability of investing in securities generally or in the Bear Notes particularly or the ability of the S&P 500® Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to Eksportfinans or the Bear Notes. S&P has no obligation to take the needs of Eksportfinans or the holders of the Bear Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Bear Notes, prices at which the Bear Notes are to be initially sold, or quantities of the Bear Notes to be issued or in the determination or calculation of the equation by which the Bear Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Bear Notes.”

Bear Accelerated Return Notes®	TS-9

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the Bear Notes, including the following:

  In the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Bear Notes, we intend to treat the Bear Notes as a single financial contract that is an "open transaction" for U.S. federal income tax purposes. Accordingly, you should not be required to accrue any income during the term of the Bear Notes.

  Under this characterization, generally, any gain received on the sale, exchange or redemption, or at maturity, of the Bear Notes should be treated as a capital gain while any loss should be treated as a capital loss. This capital gain or loss should be short-term capital gain or loss.

You should consult your tax adviser regarding the treatment of the Bear Notes, including possible alternative characterizations.

Certain U.S. Federal Income Taxation Considerations

You should read the following discussion in conjunction with the discussion in the accompanying product supplement no. 6, prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. federal income tax consequences that may be relevant to the ownership of the Bear Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Taxation in the United States” beginning on page PS-21 of the accompanying product supplement no. 6, the prospectus supplement and the prospectus, which you should carefully review prior to investing in the Bear Notes.

General. The Bear Notes should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Bear Notes or instruments that are similar to the Bear Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the IRS) or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Bear Notes (including alternative characterizations of the Bear Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Bear Notes described above.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Bear Notes prior to maturity, other than pursuant to a sale, exchange, redemption or settlement as described below.

Sale, Exchange, Redemption or Settlement of the Bear Notes. Upon a sale, exchange or redemption of the Bear Notes, or upon settlement of the Bear Notes at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the Bear Notes sold, exchanged, redeemed or settled. A U.S. Holder’s tax basis in the Bear Notes should equal the amount paid by the U.S. Holder to acquire the Bear Notes. Any capital gain or loss recognized upon a sale, exchange, redemption or settlement of a Note should be short-term capital gain or loss.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Bear Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Bear Notes.

Possible New Administrative Guidance and/or Legislation. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the Bear Notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the Bear Notes. For example, on December 7, 2007, the IRS released a notice stating that it and the Treasury Department (Treasury) are actively considering the proper U.S. federal income tax treatment of an instrument with terms similar to the Bear Notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Bear Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the Bear Notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

You should review the “Taxation in the United States” section beginning on page PS-21 of the accompanying product supplement, the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult your own tax advisers as to the tax consequences of acquiring, holding and disposing of the Bear Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

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Additional Terms of the Bear Notes

You should read this terms supplement, together with the documents listed below, which together contain the terms of the Bear Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this terms supplement. The Bear Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Bear Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

  Product supplement no. 6 dated February 23, 2010:
  http://www.sec.gov/Archives/edgar/data/700978/000089109210000684/e37836_424b2.htm
  Prospectus supplement and prospectus dated February 4, 2010:
  http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 700978.

We have filed a registration statement (including a product supplement, prospectus supplement, and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this terms supplement relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection: Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Enhanced Income: These short- to medium-term market-linked notes offer you a way to enhance your income stream, either though variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access: Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

Enhanced Return: These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market-downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

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